VEDDERPRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2007 NOV 19 P 5:4

November 16, 2007

VIA FEDEX

07028128

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

PROCESSED
NOV 23 2007
THOMSON FINANCIAL

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough
Mr. Mark L. Winget

CHICAGO/#1653101.6

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated October 1, 2007
- Henderson Group plc – Extraordinary General Meeting dated October 9, 2007
- Henderson Group plc – Confirmation of Dates dated October 9, 2007
- Henderson Group plc – Resolutions Passed at the Extraordinary General Meeting Held on October 9, 2007 dated October 9, 2007
- Henderson Group plc – Results of the Extraordinary General Meeting Held on October 9, 2007 dated October 9, 2007
- Henderson Group plc – Change in CDI Code dated October 12, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified October 17, 2007
- Henderson Group plc – Dividend Rates dated October 19, 2007
- Henderson Group plc – Change of Director's Interest Notice dated October 19, 2007
- Henderson Group plc – Change of Director's Interest Notice dated October 19, 2007
- Henderson Group plc – Change of Director's Interest Notice dated October 19, 2007
- Henderson Group plc – Change of Director's Interest Notice dated October 19, 2007
- Henderson Group plc – Change of Director's Interest Notice dated October 19, 2007
- Henderson Group plc – Change of Director's Interest Notice dated October 19, 2007
- Henderson Group plc – Confirmation of Number of Shares in Issue dated October 22, 2007
- Henderson Group plc – Financial Entitlements dated October 23, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated October 24, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated October 24, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated October 24, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated October 24, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated October 24, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated October 24, 2007

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 October 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during September 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 30 September 2007, Henderson Group plc's capital consisted of 905,592,140 shares with voting rights. Henderson Group plc holds nil shares in Treasury.

The above figure, 905,592,140, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	577,155,093 At 31 August 2007 (12,525,373) Net transfers 564,629,720 At 30 September 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	564,629,720	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	905,592,140	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 October 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Henderson Group plc

Extraordinary General Meeting

9 October 2007

Henderson Group plc today holds an Extraordinary General Meeting.

The script for the opening address by the Chairman is attached.

*   *   *

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Address by Rupert Pennant-Rea,
Chairman,
to the Henderson Group Extraordinary General Meeting
9 October 2007

Today you are being asked to vote on three resolutions. The first deals with a share consolidation which is being undertaken in connection with a return of cash to shareholders by means of a Special Dividend. The other two are conditional on the first one being approved. They are to update authorities granted at the 2007 Annual General Meeting (AGM) for the Company to purchase its own shares.

The Board has approved a Special Dividend equal to 27.6 pence per share or approximately £250 million in total. Payment of this Special Dividend is conditional on Shareholder approval of the Share Consolidation. The purpose of the Share Consolidation is to maintain the comparability of the share price and earnings per share before and after the payment of the Special Dividend. Although recent increases to the share price mean that it is at a higher level than it was when the consolidation ratio was set. As such, we currently expect the Share Consolidation to result in a small increase to the share price. The mechanics are simply that every 5 existing shares of 10 pence each that you hold on Record Date will be replaced by 4 new shares of 12.5 pence each. Similarly, CDI holders will have every 5 existing CDIs replaced by 4 new CDIs. Where your holding is not exactly divisible by 5 you will receive cash net of expenses for any fractional amount of a New Ordinary Share or new CDI.

In the UK, when the amount of cash returned exceeds 10 per cent of the value of the company, it is common practice to combine a special dividend with a share consolidation. Each Shareholder will retain the same percentage ownership of the issued share capital of Henderson Group that he or she had before the Share Consolidation. And I should add that even after paying the Special Dividend, the balance sheet remains strong, with good liquidity, appropriate gearing and prudent provisions.

The payment of this Special Dividend will occur at the same time as the payment of the Interim Dividend of 1.66 pence per share in respect of the results for the six months ended 30 June 2007. The A$ and NZ$ equivalents will be confirmed on the Record Date, expected to be 19 October 2007.

To help you understand how the Special Dividend and Share Consolidation may affect you, a calculator for shareholders has been provided on the Henderson Group website, www.henderson.com. A detailed expected timetable is provided on page three of the Circular and is also available on the website, and I ask all shareholders to note carefully the specific timing of each step. If any of the timings change, we will announce the revised details through the London Stock Exchange and Australian Securities Exchange and make the updates available on the Group website.

Assuming shareholders approve the Share Consolidation, we also need to update the authorities approved by Shareholders at the AGM earlier this year, for the Company to purchase its own shares and to enter into a Contingent Purchase Contract. The AGM resolutions included specific references to Ordinary Shares of 10 pence each. After the Share Consolidation takes effect, the Company's share capital will be divided into Ordinary Shares of 12.5 pence each. The resolutions being considered today are seeking equivalent authorities, but with reference to the New

Ordinary Shares of 12.5 pence each. Both are special resolutions and will be passed if more than 75% of votes cast are in favour.

Your Board unanimously supports each of the three resolutions and recommends that shareholders do likewise.

* * *

Notes to editors

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

Henderson Group plc

Confirmation of dates

9 October 2007

Henderson Group plc wishes to confirm the timetable for the payment of its Interim and Special Dividends and for the Share Consolidation, following the approval of the Share Consolidation by shareholders at the Extraordinary General Meeting held earlier today.

As previously announced, the Interim Dividend (in respect of the six months ended 30 June 2007) is 1.66 pence* per share and the Special Dividend is 27.6 pence* per share. The Interim Dividend and the Special Dividend will be paid on Ordinary Shares and CDIs held on the Record Date, before the Share Consolidation becomes effective.

The timetable is as follows:

Last date for processing requests by holders of Ordinary Shares to convert Ordinary Shares into CDIs and by CDI Holders to convert CDIs into Ordinary Shares	12 October
CDIs trade on the ASX on an ex-dividend, post-consolidation and deferred settlement basis	15 October
Record Date and effective date of Share Consolidation	19 October
CREST accounts adjusted to reflect the New Ordinary Shares	22 October
Ordinary shares trade on the LSE on an ex-dividend and post-consolidation basis	22 October
Restart processing of requests by holders of Ordinary Shares to convert Ordinary Shares into CDIs and by CDI Holders to convert CDIs into Ordinary Shares	22 October
Credits to bank accounts and CREST accounts and despatch of cheques for the Special Dividend, the Interim Dividend and any fractional entitlement amount	by 29 October
Mailing of certificates for New Ordinary Shares and holding Statements for New CDIs	by 29 October
Start of normal trading of CDIs on the ASX	30 October

*For CDI Holders, the A$ and NZ$ equivalents will be confirmed on the Record Date.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About Henderson Group plc

Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information

www.henderson.com or

Investor enquiries

Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

Henderson Group plc

Resolutions passed at the Extraordinary General Meeting held on 9 October 2007

9 October 2007

A copy of the full text of the resolutions passed at the Extraordinary General Meeting of Henderson Group plc held on 9 October 2007 can be found in the Notice of Extraordinary General Meeting, copies of which are available for viewing at the UKLA's Document Disclosure Viewing Facility, which is situated at:

Document Disclosure Department
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

Wendy King
Henderson Group plc
Deputy Company secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc

Results of the Extraordinary General Meeting held on 9 October 2007

9 October 2007

Henderson Group plc reports that the resolutions contained in the Notice of Extraordinary General Meeting (dated 29 August 2007 and lodged with the ASX and the UKLA Document Viewing Facility) were each passed by the requisite majority of shareholders.

Resolution 1 was decided on a show of hands at the Meeting. Resolutions 2 and 3 were decided on a poll.

No resolutions were amended or withdrawn. The full text of each resolution is contained in the Notice of Extraordinary General Meeting. Capitalised terms used below have the same meaning as in the Notice of Extraordinary General Meeting.

Resolution 1: Share Consolidation
It was resolved, as an ordinary resolution, to approve the Share Consolidation.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	551,881,129	829,627	2,354,870	1,503,877	554,214,633

Resolution 2: Authority to purchase own shares
It was resolved, as a special resolution, to authorise the Company to purchase its own shares.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	553,871,860	823,872	231,598	1,545,712	556,241,444
Total number of votes cast on the poll:	555,294,156	823,853	231,598	N/A	556,118,009

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Resolution 3: Contingent Purchase Contract
It was resolved, as a special resolution, to authorise the Company to enter into a Contingent Purchase Contract.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	553,537,815	917,250	436,215	1,565,029	556,020,094
Total number of votes cast on the poll:	554,980,078	916,581	436,215	N/A	555,896,659

* A 'vote withheld' is not a vote in law. These were not counted in the calculation of the proportion of the votes for and against each of the resolutions.

* * *

Notes to editors

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries

Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

File No. 82-34758

Henderson Group plc

Change in CDI code

12 October 2007

Henderson Group plc wishes to confirm that the stock code for CDIs trading on the ASX will change from HGI to HGIDA on Monday 15 October 2007, when CDIs start trading on an ex-dividend (Interim Dividend and Special Dividend), post-consolidation and on a deferred settlement basis. The stock code will revert to HGI on 30 October 2007, when CDIs return to normal trading.

The code for Ordinary Shares trading on the LSE will remain unchanged.

The timetable is as follows:

Last date for processing requests by holders of Ordinary Shares to convert Ordinary Shares into CDIs and by CDI Holders to convert CDIs into Ordinary Shares	12 October
CDIs trade on the ASX on an ex-dividend, post-consolidation and deferred settlement basis	15 October
Record Date and effective date of Share Consolidation	19 October
CREST accounts adjusted to reflect the New Ordinary Shares	22 October
Ordinary shares trade on the LSE on an ex-dividend and post-consolidation basis	22 October
Restart processing of requests by holders of Ordinary Shares to convert Ordinary Shares into CDIs and by CDI Holders to convert CDIs into Ordinary Shares	22 October
Credits to bank accounts and CREST accounts and despatch of cheques for the Special Dividend, the Interim Dividend and any fractional entitlement amount	by 29 October
Mailing of certificates for New Ordinary Shares and holding Statements for New CDIs	by 29 October
Start of normal trading of CDIs on the ASX (on a non-deferred settlement basis)	30 October

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Background on the Share Consolidation
The purpose of the Share Consolidation is to maintain the comparability of the share price and earnings per share before and after the payment of the Special Dividend. The Share Consolidation was approved by shareholders at an EGM held on 9 October 2007. Under the Share Consolidation, each shareholder on the Record Date, 19 October 2007, will receive a Special Dividend equivalent to 27.6 pence per Ordinary Share and 4 New Shares to replace each 5 Existing Ordinary Shares. They will also receive a further cash payment for the amount of any entitlement to a fraction of a New Ordinary Share arising from the Share Consolidation, where their existing holding is not exactly divisible by 5.

Detailed information on the Share Consolidation and the Special Dividend is set out in the Circular and Notice of Extraordinary General Meeting, which is available on the Corporate section of our website www.henderson.com

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	AMP Limited, AMP Life Limited and AMP Capital Investors Limited
4. Full name of shareholder(s) (if different from 3.):	Stichting Pensionfonds Hoogovens, Stichting Pensionfonds ABP, ARIA Scheme, State Authority Superannuation Enhanced Index Share Fund, Government Employees Superannuation Board, Commonwealth Bank Officers Superannuation Corporation Pty Limited as trustee for the Officers' Superannuation Fund and Government Employees Superannuation Board of WA – Sustainable Fund

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 October 2007
6. Date on which issuer notified:	17 October 2007
7. Threshold(s) that is/are crossed or reached:	4% (crossing below 4%)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares (via CHESS Depositary Interests)	41,644,325	41,644,325	33,282,169	21,180,167	12,102,002	2%	1%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
33,282,169	3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
AMP Life Limited is an indirect wholly owned subsidiary of AMP Limited. AMP Capital Investors Limited is an indirect wholly owned subsidiary of AMP Limited.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Level 24, AMP Sydney Cove Building 33 Alfred Street Sydney New South Wales 2000 Fax: +61 2 9257 7178
14. Contact name:	James Crook, Senior Legal Counsel, AMP Capital Investors Limited
15. Contact telephone number:	+61 2 9257 1512

File No. 82-34758

Henderson Group plc

RECEIVED

Dividend rates

19 October 2007

Henderson Group plc wishes to confirm to CDI holders the A$ and the NZ$ equivalent amounts for the Interim Dividend (in respect of the six months ended 30 June 2007) and the Special Dividend.

	Pence per share	Australia cents* per CDI	New Zealand cents* per CDI
Interim Dividend	1.66	3.728692	4.382666
Special Dividend	27.60	61.995120	72.868416

Holders of both Ordinary Shares and CDIs on the register at 5.00pm today, the Record Date, are entitled to the Interim Dividend and Special Dividend and will have their holdings consolidated at a ratio of 4:5.

The timetable is as follows:

CREST accounts adjusted to reflect the New Ordinary Shares	22 October
Ordinary shares trade on the LSE on an ex-dividend and post-consolidation basis	22 October
Restart processing of requests by holders of Ordinary Shares to convert Ordinary Shares into CDIs and by CDI Holders to convert CDIs into Ordinary Shares	22 October
Credits to bank accounts and CREST accounts and despatch of cheques for the Special Dividend, the Interim Dividend and any fractional entitlement amount	by 29 October
Mailing of certificates for New Ordinary Shares and holding Statements for New CDIs	by 29 October
Start of normal trading of CDIs on the ASX (on a non-deferred settlement basis)	30 October

*The exchange rates that have been applied in translating the dividend amounts are as follows: £1 = A$2.246200 and £1 = NZ$2.640160.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Background on the Share Consolidation
The purpose of the Share Consolidation is to maintain the comparability of the share price and earnings per share before and after the payment of the Special Dividend. The Share Consolidation was approved by shareholders at an EGM held on 9 October 2007. Under the Share Consolidation, each shareholder on the Record Date, 19 October 2007, will receive a Special Dividend equivalent to 27.6 pence per Ordinary Share and 4 New Shares to replace each 5 Existing Ordinary Shares. They will also receive a further cash payment for the amount of any entitlement to a fraction of a New Ordinary Share arising from the Share Consolidation, where their existing holding is not exactly divisible by 5.

Detailed information on the Share Consolidation and the Special Dividend is set out in the Circular and Notice of Extraordinary General Meeting, which is available on the Corporate section of our website www.henderson.com

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries

Mav Wynn, Head of Investor Relations	+44 (0) 20 7818 5135 or +44 (0) 20 7818 5310 mav.wynn@henderson.com or investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland	***Australia: Cannings***
Peter Ogden/ Lydia Pretzlik	Pip Green/ Peter Brookes
+44 (0)20 7379 5151	+61 (0) 2 9252 0622

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CHARLES HOTSON
Date of last notice	24 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in the name of Dorothy Hotson (spouse)
Date of change	19 OCTOBER 2007
No. of securities held prior to change	16,770 Ordinary Shares of 10 pence each (2,730 Director and 14,040 spouse)
Class	Ordinary Shares
Number acquired	-
Number disposed	(see Nature of Change)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(see Nature of change)
No. of securities held after change	13,416 Ordinary Shares of 12.5 pence each (2,184 Director and 11,232 spouse)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	'4 for 5' consolidation of shares, approved by shareholders at the EGM on 9 October 2007. The consolidation of shares affected all shareholders on the register on 19 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HENDERSON GROUP PLC
ABN 30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Toby Hiscock
Date of last notice	1 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Self-invested personal pension – registered holder: Hargreaves Lansdown Pension Trustees Limited
Date of change	19 October 2007
No. of securities held prior to change	• 217,859 shares Nicholas Toby Hiscock • 104,135* shares Hargreaves Lansdown Pension Trustees Limited Ordinary Shares of 10 pence each. (* an additional 3,390 shares were acquired by Hargreaves Lansdown Pension Trustees on 2 April 2007 but were not previously disclosed.)
Class	Ordinary Shares
Number acquired	-
Number disposed	(see Nature of Change)

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(see Nature of Change)
No. of securities held after change	• 174,287 shares Nicholas Toby Hiscock • 83,308 shares Hargreaves Lansdown Pension Trustees Limited Ordinary Share of 12.5 pence each
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	'4 for 5' consolidation of shares, approved by shareholders at the EGM on 9 October 2007. The consolidation of shares affected all shareholders on the register on 19 October 2007. A fractional entitlement to 0.2 of an Ordinary Share of 12.5p was sold by the Company and the proceeds, £0.34, will be paid to the Director.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **HENDERSON GROUP PLC**	
ABN 30 106 988 836	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Philip Yates
Date of last notice	1 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	19 October 2007
No. of securities held prior to change	1,575,317 Ordinary Shares of 10 pence each
Class	Ordinary Shares
Number acquired	-
Number disposed	(see Nature of Change)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(see Nature of Change)
No. of securities held after change	1,260,253 Ordinary Shares of 12.5 pence each

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	'4 for 5' consolidation of shares, approved by shareholders at the EGM on 9 October 2007. The consolidation of shares affected all shareholders on the register on 19 October 2007. A fractional entitlement to 0.6 of an Ordinary Share of 12.5p was sold by the Company and the proceeds, £1.03, will be paid to the Director.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUPERT PENNANT-REA
Date of last notice	24 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 OCTOBER 2007
No. of securities held prior to change	37,440 Ordinary Shares of 10 pence each
Class	Ordinary Shares
Number acquired	N/A
Number disposed	(see Nature of Change)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(see Nature of Change)
No. of securities held after change	29,952 Ordinary Shares of 12.5 pence each

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	'4 for 5' consolidation of shares, approved by shareholders at the EGM on 9 October 2007. The consolidation of shares affected all shareholders on the register on 19 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID JOHN SEYMOUR ROQUES
Date of last notice	28 AUGUST 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 OCTOBER 2007
No. of securities held prior to change	34,360 Ordinary Share of 10 pence each
Class	Ordinary Shares
Number acquired	-
Number disposed	(see Nature of Change)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(see Nature of Change)
No. of securities held after change	27,488 Ordinary Shares of 12.5 pence each

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	'4 for 5' consolidation of shares, approved by shareholders at the EGM on 9 October 2007. The consolidation of shares affected all shareholders on the register on 19 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DUNCAN GEORGE ROBINSON FERGUSON
Date of last notice	24 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 OCTOBER 2007
No. of securities held prior to change	9,360 Ordinary Shares of 10 pence each
Class	Ordinary Shares
Number acquired	N/A
Number disposed	(see Nature of Change)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(see Nature of Change)
No. of securities held after change	7,488 Ordinary Shares of 12.5 pence each

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	'4 for 5' consolidation of shares, approved by shareholders at the EGM on 9 October 2007. The consolidation of shares affected all shareholders on the register on 19 October 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Henderson Group plc

Confirmation of number of shares in issue

22 October 2007

Henderson Group plc wishes to confirm its number of shares in issue, following the effective date of the Share Consolidation on Friday 19 October 2007. Under the Share Consolidation, Ordinary Shares of 10p each were replaced with New Ordinary Shares of 12.5p each.

The total issued ordinary share capital of Henderson Group plc is now comprised of 724,473,712 New Ordinary Shares of 12.5p each versus 905,592,140 Ordinary Shares of 10p each previously. This includes 453,335,580 New Ordinary Shares of 12.5p each held by CHESS Depositary Nominees Pty Ltd, representing 453,335,580 CDIs quoted on the ASX (previously 566,669,475 CDIs).

The timetable is as follows:

Credits to bank accounts and CREST accounts and despatch of cheques for the Special Dividend, the Interim Dividend and any fractional entitlement amount	by 29 October
Mailing of certificates for New Ordinary Shares and holding statements for New CDIs	by 29 October
Start of normal trading of CDIs on the ASX (on a non-deferred settlement basis)	30 October

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Background on the Share Consolidation
The purpose of the Share Consolidation is to maintain the comparability of the share price and earnings per share before and after the payment of the Special Dividend. The Share Consolidation was approved by shareholders at an EGM held on 9 October 2007. Under the Share Consolidation, each shareholder on the Record Date, 19 October 2007, receives a Special Dividend equivalent to 27.6 pence per Ordinary Share and 4 New Shares to replace each 5 Existing Ordinary Shares. They will also receive a further cash payment for the amount of any entitlement to a fraction of a New Ordinary Share arising from the Share Consolidation, where their existing holding was not exactly divisible by 5.

Detailed information on the Share Consolidation and the Special Dividend is set out in the Circular and Notice of Extraordinary General Meeting, which is available on the Corporate section of our website www.henderson.com

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

Henderson Group plc

Fractional entitlements

23 October 2007

Henderson Group plc wishes to confirm the prices obtained for the sale of 1,708 Ordinary Shares on the LSE and of 12,264 CDIs on the ASX, corresponding to the aggregated fractional entitlements that resulted from the Share Consolidation, which became effective on 19 October 2007. These will be the prices paid to those shareholders who have an entitlement to a fraction of an Ordinary Share or CDI. The prices below are shown net of related transaction costs.

Pence per whole Ordinary Share	171.5
Cents per whole CDI (Australia)	394
Equivalent cents per whole CDI (New Zealand)*	463

Credits to bank and CREST accounts and despatch of cheques for the Special Dividend, the Interim Dividend (for the six months ended 30 June 2007) and any fractional entitlement amount will be made by 29 October 2007.

*The exchange rate applied in translating the CDI price is: A$1 = NZ$1.175390.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Background on the Share Consolidation

The purpose of the Share Consolidation is to maintain the comparability of the share price and earnings per share before and after the payment of the Special Dividend. The Share Consolidation was approved by shareholders at an EGM held on 9 October 2007. Under the Share Consolidation, each shareholder on the Record Date, 19 October 2007, will receive a Special Dividend equivalent to 27.6 pence per Ordinary Share and 4 New Shares to replace each 5 Existing Ordinary Shares. They will also receive a further cash payment for the amount of any entitlement to a fraction of a New Ordinary Share arising from the Share Consolidation, where their existing holding is not exactly divisible by 5.

Detailed information on the Share Consolidation and the Special Dividend is set out in the Circular and Notice of Extraordinary General Meeting, which is available on the Corporate section of our website www.henderson.com

About Henderson Group plc

Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information

www.henderson.com or

Investor enquiries

Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

DUNCAN GEORGE ROBIN FERGUSON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE INDIVIDUAL IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TWELVE AND A HALF PENCE ONLY

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

CHASE NOMINEES LIMITED

8 State the nature of the transaction

'4 FOR 5' CONSOLIDATION OF SHARES, APPROVED BY SHAREHOLDERS AT THE EGM ON 9 OCTOBER 2007. THE CONSOLIDATION OF SHARES AFFECTED ALL SHAREHOLDERS ON THE REGISTER ON 19 OCTOBER 2007.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

-

14. Date and place of transaction

19 OCTOBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

7,488

16. Date issuer informed of transaction

22 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

W J KING, DEPUTY COMPANY SECRETARY

Date of notification

24 OCTOBER 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

DAVID JOHN SEYMOUR ROQUES

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IN RESPECT OF INDIVIDUAL IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TWELVE AND A HALF PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS IN 2 ABOVE

8 State the nature of the transaction

'4 FOR 5' CONSOLIDATION OF SHARES APPROVED BY SHAREHOLDERS AT THE EGM ON 9 OCTOBER 2007. THE CONSOLIDATION OF SHARES AFFECTED ALL SHAREHOLDERS ON THE REGISTER ON 19 OCTOBER 2007.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

-

14. Date and place of transaction

19 OCTOBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

27,488

16. Date issuer informed of transaction

22 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

24 OCTOBER 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

RUPERT PENNANT-REA

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IN RESPECT OF INDIVIDUAL IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TWELVE AND A HALF PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS IN 2 ABOVE

8 State the nature of the transaction

'4 FOR 5' CONSOLIDATION OF SHARES, APPROVED BY SHAREHOLDERS AT THE EGM ON 9 OCTOBER 2007. THE CONSOLIDATION OF SHARES AFFECTED ALL SHAREHOLDERS ON THE REGISTER ON 19 OCTOBER 2007.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

-

14. Date and place of transaction

19 OCTOBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

29,952

16. Date issuer informed of transaction

22 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

W J KING, DEPUTY COMPANY SECRETARY

Date of notification

24 OCTOBER 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

ROGER PHILIP YATES

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE INDIVIDUAL IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TWELVE AND A HALF PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ROGER PHILIP YATES – 1,260,253

8 State the nature of the transaction

'4 FOR 5' CONSOLIDATION OF SHARES, APPROVED BY SHAREHOLDERS AT THE EGM ON 9 OCTOBER 2007. THE CONSOLIDATION OF SHARES AFFECTED ALL SHAREHOLDERS ON THE REGISTER ON 19 OCTOBER 2007.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NIL

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

-

14. Date and place of transaction

19 OCTOBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,260,253

16. Date issuer informed of transaction

22 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A………………………………

18. Period during which or date on which it can be exercised

N/A………………………………

19. Total amount paid (if any) for grant of the option

N/A………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A………………………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

24 OCTOBER 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

TRANSACTION IS NOTIFIED IN ACCORDANCE WITH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

NICHOLAS TOBY HISCOCK

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE DIRECTOR/PDMR NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TWELVE AND A HALF PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

174,287 - HELD IN OWN NAME - NICHOLAS TOBY HISCOCK

83,308 - HARGREAVES LANSDOWN PENSION TRUSTEES LIMITED

257,595 - TOTAL

8 State the nature of the transaction

'4 FOR 5' CONSOLIDATION OF SHARES, APPROVED BY SHAREHOLDERS AT THE EGM ON 9 OCTOBER 2007. THE CONSOLIDATION OF SHARES AFFECTED ALL SHAREHOLDERS ON THE REGISTER ON 19 OCTOBER 2007.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of t-

-

14. Date and place of transaction

19 OCTOBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

257,595 (OF WHICH 83,308 IS HELD IN A SELF INVESTED PERSONAL PENSION)

16. Date issuer informed of transaction

22 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A ………………………………

18. Period during which or date on which it can be exercised

N/A ………………………………

19. Total amount paid (if any) for grant of the option

N/A ………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A ………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A ………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A ………………………………

23. Any additional information

N/A ………………………………

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

24 OCTOBER 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

ANTHONY CHARLES HOTSON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IS IN RESPECT OF THE INDIVIDUAL IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TWELVE AND A HALF PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

2,184 - HELD IN OWN NAME

11,232 - HELD BY SPOUSE (DOROTHY HOTSON)

13,416 - TOTAL

8 State the nature of the transaction

'4 FOR 5' CONSOLIDATION OF SHARES, APPROVED BY SHAREHOLDERS AT THE EGM ON 9 OCTOBER 2007. THE CONSOLIDATION OF SHARES AFFECTED ALL SHAREHOLDERS ON THE REGISTER ON 19 OCTOBER 2007.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

-

14. Date and place of transaction

19 OCTOBER 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

13,416

16. Date issuer informed of transaction

22 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

W J KING, DEPUTY COMPANY SECRETARY

Date of notification

24 OCTOBER 2007

END

END